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                                                           OMB APPROVAL
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                                                  OMB Number: 3235-0101
                                                  Expires: August 31, 2003
                                                  Estimated average burden hours
                                                  per response . . . 2.0
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                                                           SEC USE ONLY
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                                                  DOCUMENT SEQUENCE NO.

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                                                  CUSIP NUMBER

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                                                  WORK LOCATION

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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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1(a) NAME OF ISSUER                                                     (b) IRS IDENT. NO.     (c) S.E.C. FILE NO.
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NORTHRIM BANCORP, INC.                                                  92-0134436             000-33501
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1(d) ADDRESS OF ISSUER  STREET                                                                      (e) TELEPHONE NO.
                        3111 C STREET                                   CITY       STATE  ZIP CODE  AREA CODE  AND NUMBER
                                                                        ------------------------------------------------------
                                                                        ANCHORAGE  AK     99503           907  562-0062
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                                                               (c)
  2(a) NAME OF PERSON FOR WHOSE ACCOUNT       (b) IRS     RELATIONSHIP
      THE SECURITIES ARE TO BE SOLD          IDENT. NO.     TO ISSUER    (d) ADDRESS       CITY         STATE        ZIP CODE
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CHRIS N. KNUDSON                                          EVP,          C/0 NORTHRIM   ANCHORAGE          AK          99503
                                                          COO/DIRECTOR  BANK
                                                                        3111 C STREET
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       INSTRUCTION: THE PERSON FILING THIS NOTICE SHOULD CONTACT THE ISSUER TO OBTAIN THE I.R.S. IDENTIFICATION NUMBER
                                                 AND THE S.E.C. FILE NUMBER.

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3(a)                    (b)                 SEC USE ONLY   (c)           (d)           (e)          (f)            (g)

                         NAME AND ADDRESS
                          OF EACH BROKER
                         THROUGH WHOM THE                   NUMBER OF                   NUMBER OF                    NAME OF
                        SECURITIES ARE TO                   SHARES OR                   SHARES OR    APPROXIMATE       EACH
                          BE OFFERED OR                    OTHER UNITS     AGGREGATE   OTHER UNITS  DATE OF SALE    SECURITIES
                        EACH MARKET MAKER                  TO BE SOLD    MARKET VALUE  OUTSTANDING   (See instr.     EXCHANGE
TITLE OF THE CLASS OF    WHO IS ACQUIRING  BROKER-DEALER   (See instr.    (See instr.  (See instr.      3(f))      (See instr.
SECURITIES TO BE SOLD     THE SECURITIES    FILE NUMBER       3(c))          3(d))        3(e))     (M0. DAY YR.)     3(g))
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COMMON STOCK            WEDBUSH MORGAN
                        SECURITIES                               2,000        $39,880    6,311,807     05/13/08       NASDAQ
                        101 WEST BENSON
                        BLVD, STE 550                                      (CLOSE ON
                        ANCHORAGE,                                       05/08/2008)
                        AK 99503
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1.

(a)  Name of issuer.

(b)  Issuer's IRS Identification Number.

(c)  Issuer's SEC file number, if any.

(d)  Issuer's address, including zip code.

(e)  Issuer's telephone number, including area code.

2.

(a)  Name of person for whose account the securities are to be sold.

(b)  Such person's or I.R.S. Identification number, if such a person is an entity.

(c)  Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).

(d)  Such person's address, including zip code.

3.

(a)  Title of the class of securities to be sold.

(b)  Name and address of each broker through whom the securities are intended to be sold.

(c)  Number of shares or other units to be sold (if debt securities, give the aggregate face amount).

(d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.

(e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.

(f)  Approximate date on which the securities are to be sold.

(g)  Name of each securities exchange, if any, on which the securities are intended to be sold.
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                                                TABLE I - SECURITIES TO BE SOLD

      Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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                                                                       NAME OF PERSON FROM
                                                                          WHOM ACQUIRED       AMOUNT OF
                     DATE YOU                                          (If gift, also give   SECURITIES    DATE OF   NATURE OF
TITLE OF THE CLASS   ACQUIRED    NATURE OF ACQUISITION TRANSACTION    date donor acquired)    ACQUIRED     PAYMENT    PAYMENT
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Common Stock        08/08/2003  Broker's Cashless Exercise of Stock  Northrim BanCorp, Inc.  13,820      08/08/2003  Cashless
                                Option                                                                               Exercise
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INSTRUCTIONS:  1.   If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

               2.   If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3)
                    of Rule 144, furnish full information with respect thereto.

                                      TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

           Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

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                                                                                                  AMOUNT OF
              NAME AND ADDRESS OF SELLER               TITLE OF SECURITIES SOLD  DATE OF SALE  SECURITIES SOLD  GROSS PROCEEDS
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NONE
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REMARKS:

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INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the
Issuer of the securities to be sold which has not been publicly disclosed.

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                                                          MAY 9, 2008
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                                                        DATE OF NOTICE
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                                                     /S/ CHRIS N. KNUDSON
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                                                          (SIGNATURE)

        The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
                            Any copies not manually signed shall bear typed or printed signatures.

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     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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